December 9, 2024

David Goeckeler
Chief Executive Officer
Sandisk Corp.
951 Sandisk Drive
Milpitas, CA 95035

       Re: Sandisk Corp.
           Registration Statement on Form 10-12B
           Filed November 25, 2024
           File No. 001-42420
Dear David Goeckeler:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 29, 2024 letter.

Form 10-12B filed on November 25, 2024
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Spin-off Adjustments, page 87

1. Please describe further the cash retention bonuses that will be paid in connection with the separation from WDC and revise the disclosures elsewhere in the filing to include a discussion of this bonus plan.
Note 2. Autonomous Entity Adjustments, page 89

2. For each expense category impacted by pro forma adjustment N, please revise to include a breakdown of (a) the additional compensation and benefits associated with the WDC employees who will be transferred to Spinco in excess of amounts allocated to Spinco in the combined statement of operations and (b) the compensation expense associated with employees of Spinco who will be retained by WDC that was netted from this adjustment. In your response, explain why the pro forma adjustments to cost
 December 9, 2024
Page 2

       of revenue and research and development expense total an expense credit of $18 million when the adjustment for fiscal 2024 was net of $12 million. In addition, tell us whether this adjustment includes any amounts related to Mr. Lomelin's Offer Letter and if not, explain why.
3. We note pro forma adjustment C reflects certain assets and liabilities that are to be transferred and leases that will be novated to Spinco, and pro forma adjustment D reflects various assets and liabilities that are expected to be retained by WDC. For both of these adjustments you state that the difference between allocated costs included in your historical combined statements of operations and costs you expect to incur as a stand-alone company are reflected in pro forma adjustment R. Pro forma adjustment P also refers to amounts related to lease arrangements included in pro forma adjustment R. Please revise pro forma adjustment R to separately reflect the adjustments applicable to pro forma adjustments C, D and P.
Non-GAAP Financial Measures and Use of Certain Terms, page 110

4. We note your response to prior comment 5. Please revise to include a breakdown here of the employee termination, asset impairment and other adjustment line item or provide a cross reference to the footnote disclosures where such information is provided. Similar revisions should be made to your disclosures on page
18.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at
202-551-3433 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Maggie Yiin